Exhibit 99.1

VANC Pharmaceuticals Announces Corporate Update and

Launch of Hema-Fer

March 07, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce the launch of Hema-Fer™ (NPN: 80065873), a premium natural iron supplement.

Hema-Fer™, a Made in Canada product, contains 12 mg of naturally derived heme iron polypeptide supplement indicated for the treatment and prevention of anemia and iron deficiencies.  Hema-Fer™ provides a high absorption rate with minimal gastro intestinal side effects.

"We are pleased to launch a natural heme iron supplement with highest dose available in the market, yet with affordable pricing.  This is an important addition to our OTC product portfolio" said Arun Nayyar, CEO of VANC.  "In conjunction with this launch, we have hired a sales team in Ontario and will soon be adding sales coverage in Quebec and Alberta.  VANC’s Hema- Fer™ product launch is a significant milestone and is consistent with our growth plans for the OTC market.  We plan to add additional OTC product to our portfolio in the near future.”

The iron supplement market in Canada is estimated to be $45 million per annum for iron alone and $74 million per annum for iron and other combinations, based on IMS 2015 data.

VANC has targeted the second half of April for the release of its audited results for the year -2015 (Six months’ year) and a business update.

On behalf of:

VANC Pharmaceuticals Inc.

Eugene Beukman

Director and CFO

For further information, please contact CORE Capital Partners Inc., Ph: 604-566-9233.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.